OCEANEERING INTERNATIONAL, INC.
11911 FM 529
Houston, Texas 77041

July 18, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Michael Purcell and Ethan Horowitz

RE:    Oceaneering International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 001-10945

Ladies and Gentlemen:

On behalf of Oceaneering International, Inc. (the “Company” or “Oceaneering”), we submit via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated July 1, 2022, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2021 filed with the Commission via the Commission’s EDGAR system on February 25, 2022 (the “2021 Form 10-K”).
Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference.
2021 Form 10-K

General
1.We note that you provided more expansive disclosure in your 2022 Climate Change Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Climate Change Report.
Response: The disclosures in our 2022 Climate Change Report (the “Climate Report”) and in our 2021 Form 10-K and other Commission filings vary in scope due to the different purposes of the documents, the varying legal requirements and evolving investor expectations.
We prepare the disclosures in our Commission filings, including our disclosures relating to climate-related matters, with reference to (i) Regulation S-K, (ii) the Commission’s general disclosure principle set forth in Rule 12b-20 of the Securities Exchange Act of 1934, as amended, providing that, in addition to the disclosures expressly required to be included in Commission filings, registrants shall disclose such further material information, if any, as may be necessary to make the required disclosures not misleading and (iii) the Commission’s guidance regarding disclosures relating to climate change. As a result, our Commission filings provide disclosures regarding a particular event, transaction, trend, uncertainty, risk, impact or other matter if it is material to, or is reasonably likely to have a material impact on, our business, financial condition or results of operations, taking into account the size, scope and nature of our business.
Our Climate Report, however, covers issues and topics that we believe are of interest to our various stakeholders, even when such issues or topics covered may not be material to an investor. These disclosures go beyond the disclosure requirements of Regulation S-K and the Commission’s general disclosure principle set forth in Rule 12b-20 of the Securities Exchange Act of 1934, as amended. We prepare our Climate Report with a broader view and do not limit ourselves to the Commission’s disclosure requirements or the Commission’s general disclosure principle set forth in Rule 12b-20 of the Securities Exchange Act of 1934, as amended; further, we believe that adding all of the additional information from our Climate Report into future Form 10-K filings would make our Form 10-K filings unnecessarily longer and more difficult to read. The information shared in our Climate Report is intended to provide a broad range of interested stakeholders, many of whom are not investors, information that may be relevant to their particular interest or concerns. Further, while these climate-related and other ESG matters are not (and have historically not been) material to, or reasonably expected to be material to, our business, financial condition or results of operations, we believe, as noted above, that such matters are of interest to a broad range of our stakeholders, which is why we choose to voluntarily disclose these matters. The contents of our Climate Report are informed by, among other things, the Task Force on Climate-Related Financial Disclosures, as well as our review of the ESG-related disclosures of various other public companies, including our peer companies.
Risk Factors, page 15
2.We note your disclosure on page 18 referring to the “increased risk of litigation” if “increased regulatory scrutiny” leads to “new safety and environmental laws, regulations, guidelines and enforcement interpretations.” Please tell us how you considered disclosing litigation risks related to climate change outside of this scenario and the potential impact to the company.
Response: We are not, and have not been, a party to any pending legal proceedings related to climate change that require disclosure under Item 103 of Regulation S-K, and we have no indications that there will be litigation involving the Company in the near future related to climate change. Therefore, we concluded it was not necessary to specifically disclose potential litigation risk related to climate change in our 2021 Form

10-K, and do not anticipate such disclosure in our future Commission filings at this time, beyond the references included in the Staff’s comment #2. Nonetheless, as we evaluate our risk-factor disclosures for inclusion in our future filings with the Commission, we will adjust them as necessary to reflect the potential for future litigation risks, changes in regulations and future noncompliance with rules and regulations related to climate change.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
3.We note your disclosure regarding capital expenditures to upgrade your fleet of remotely operated vehicles. Please revise your disclosure to identify and quantify any other material past and/or future capital expenditures for climate-related products. For example, you refer to capital investments required to achieve your emissions reduction goals on page 31 of your Form 10-K. Your response should quantify capital expenditures for climate-related projects for each of the years covered by your Form 10-K and any amounts budgeted for future periods.
Response: We respectfully advise the Staff that we have not historically undertaken projects, or consequently made material capital expenditures, during the periods reported in our 2021 Form 10-K solely for climate-related reasons. Environmental sustainability considerations, including climate-related considerations and sustainability matters, are some of the factors that we consider in planning capital expenditures. Remotely operated vehicles (“ROVs”) perform a variety of underwater tasks that are essential to offshore drilling and production and offshore renewable-energy facility construction and operation, among other applications. As described on pages 40-41 of our 2021 Form 10-K, our capital expenditures related to ROVs in our Subsea Robotics segment in the years reported in our 2021 Form 10-K were principally for fleet upgrades and replacement of retired units, as opposed to the development of new technology. For example, as we state on page 41 of our 2021 Form 10-K, “[w]e currently plan to add new ROVs to our fleet in the future only to meet contractual commitments. In 2021, we retired ten of our existing conventional workclass ROV systems and replaced them with seven upgraded conventional workclass ROV systems, and three IsurusTM workclass ROV systems (which are capable of operating in severe conditions and are ideal for renewables projects and high-speed surveys).”
Our ongoing focus on efficient and reliable operations may lead to environmental and other benefits, including lessening the impact of our customers’ operations on the environment and lowering operating costs. As we state on page 2 of our 2021 Form 10-K, “for example, in 2019, we began deploying our battery-operated Liberty electric ROV system, which we developed in response to a customer’s desire to reduce carbon dioxide and other greenhouse gas emissions associated with its offshore production operations. The Liberty ROV system does not require a dedicated vessel to be on standby during ROV operations and thereby reduces the need for ROV and other vessel-based personnel to be transported to and from marine vessels and offshore platforms.” Reducing vessel time on location has a substantial financial benefit to the customer, but also an environmental one, as it allows the customer to substantially lower its greenhouse gas (“GHG”) emissions from vessel operation.

We intend to continue to enhance our capabilities and expand our remote service offerings in this segment, which we believe will result in financial and operational benefits to our customers as discussed above, but may also have environmental benefits to us and our customers, including (i) the potentially significant reduction in GHG emissions afforded by the operation of resident ROV systems, such as the Liberty system, in lieu of conventional ROV systems that are tethered to vessels, and (ii) the avoidance of GHG emissions by facilitating the development of offshore wind installations afforded by the enhanced functionality of our IsurusTM ROV systems.
As disclosed in our 2021 Form 10-K on page 31, we have engaged a third-party consultant to assist us with performing a global review of our assets and operations to identify and estimate our scope 1 and scope 2 GHG emissions. Once we have completed that process, we intend to set appropriate ambition levels for both short- and long-term emissions reduction goals. We will then develop action plans to achieve these goals, and we may incur climate-related capital expenditures in connection with such actions. In addition, we have from time to time evaluated potential investments in offshore wind, tidal energy, hydrogen and carbon-capture-and-storage technologies, as further disclosed on page 31 of our 2021 Form 10-K. While we have incurred immaterial due-diligence costs in connection with our evaluation of these projects, we have not incurred any capital expenditures to date. To the extent that these or any future capital expenditures are material, including climate-related capital expenditures, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such expenditures in our future Commission filings.
4.We note your disclosure on page 18 stating that the regulatory response to and physical effects of climate change have the potential to negatively affect your business in many ways. Please also address the consequences of business trends such as decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.
Response: As we state on pages 30-31 of our 2021 Form 10-K, “due to the continuing development of economies in developing countries, substantial projected population growth (particularly in developing countries), and the shortage of other sources of affordable, reliable, scalable and efficient energy, as well as rising worldwide demand for a myriad of products made with petrochemicals, we expect that the need for additional oil and gas exploration and development and IMR [inspection, maintenance and repair] activities will continue for decades to come.” As a result, in preparing our 2021 Form 10-K, we considered the potential consequences of climate-related business trends and determined that those consequences have not been, and are not reasonably expected to be, material to Oceaneering and its operations.
Despite our conclusion that these consequences are not material to Oceaneering and its operations, we believe the disclosures in our 2021 Form 10-K address the potential consequences of business trends such as decreased demand for goods or services that produce significant GHG emissions or are related to carbon-based energy sources. We believe that the most significant consequence of decreased demand for goods or services that produce significant GHG emissions or are related to carbon-based energy sources would potentially be shifting demand for the services and products of our Energy Services business toward goods or services that produce fewer GHG emissions or goods or services that support less carbon-intensive energy sources. Specifically, we include the following disclosure in the same risk factor referenced in the Staff’s comment #4:
The regulatory response to and physical effects of climate change have the potential to negatively affect our business in many ways, including increasing the costs to provide the services and products of our Energy Services business, reducing the demand for and consumption of those services and products, and the economic health of the regions in which we operate, all of which can create financial risks. In addition, market forces, including the declining cost of renewables energy generation technologies and the continuing electrification of various technologies that previously used hydrocarbons, may impact the long-term demand for oil and natural gas and, ultimately, the demand for the services and products of our Energy Services business.
5.To the extent material discuss the indirect consequences of climate-related regulation or business trends relating to increased competition to develop innovative new products or services that result in lower emissions.
Response: We believe that the potential indirect consequences of climate-related regulation or business trends relating to increased competition to develop innovative new products or services that result in lower emissions would potentially include shifting demand for services and products in our Energy Services business. However, for the reason described above in response to the Staff’s comment #4, we do not believe these potential indirect consequences to be material to Oceaneering and its operations.
6.We note your disclosure on page 18 regarding the potential physical effects of climate change. Please tell us how your disclosure addresses the following:
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major suppliers; and
•any weather-related impacts on the cost or availability of insurance.
As applicable, your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
Response: Oceaneering has experienced weather events such as hurricanes, tornadoes, hailstorms, flooding and winter snow/ice storms in certain markets that impacted our operations. Each of these weather events has been local in nature and has affected only a subset of our markets. We have not sustained any weather-related events in the past three fiscal years that have had a material impact on our financial condition. For the year ended December 31, 2021, we sustained damage from Hurricane Ida at our facility in Port Fourchon, Louisiana, and have begun repairs and site improvements, which we estimate will not exceed approximately $1.5 million on a before-tax basis. For the years ended December 31, 2020 and 2019, we did not experience an extreme weather event that resulted in damage to our property or operations. Weather impacts typically result in temporary delays, such as short-term closures in the affected markets, with no long-term sustained impact. In addition, because the nature and timing of extreme weather events (such as increased frequency, duration and severity) are uncertain, it is not possible for us to estimate reliably the future financial risk to our operations caused by these potential physical risks. Oceaneering does maintain insurance to mitigate such risks, although we have not made any weather-related claims under our insurance during any of the fiscal years covered by our 2021 Form 10-K.
We do not believe that weather-related impacts have affected our major suppliers other than temporary delays in production that were limited to the affected markets or individual communities. Because weather-related disruptions are typically local in nature, we do not believe that a weather event is likely to impact the global supply chain in a material way. In addition, as stated on page 6 of our 2021 Form 10-K, most of the materials and services that we source from our suppliers are generally available from multiple sources, and we are not dependent on any single supplier for materials or services.
We maintain property insurance coverage against weather-related risks in accordance with what we believe are customary industry practices and in amounts and at costs that we believe to be prudent and commercially practicable. We annually review our insurance coverage and have no reason to believe that any insurance provider has declined to provide property insurance coverage to us (or declined to renew property insurance coverage) in any of the policy periods covered by our 2021 Form 10-K due to our loss history (weather-related or otherwise). We have experienced annual increases in the cost of property insurance during those years, despite an increase in deductible beginning in 2019, but none that we can identify as weather-related.
7.You note on page 9 that compliance with federal, state and local provisions regulating the discharge of materials into the environment or relating to the protection of the environment has not had a material impact on your capital expenditures, earnings, or competitive position, but there can be no assurance that you will not incur significant environmental compliance costs in the future. Please tell us about and quantify compliance cost related to climate change that you have incurred during the periods covered by your Form 10-K and amounts expected to be incurred in future periods.
Response: We respectfully advise the Staff that, although we incur costs related to compliance with government regulations and other regulatory requirements, we have not to date incurred any direct compliance costs related to climate change. For example, and as noted in our 2021 Form 10-K on page 9, we incur compliance costs in connection with tracking our discharges into the air and water, the handling and disposal of solid and hazardous wastes and the remediation of soil and groundwater, but we view these costs as environmental compliance costs rather than climate-related or climate-focused costs. Although we expect that our compliance costs related to climate change will increase in the future due to increased climate regulation, we are unable to quantify such compliance costs with any reasonable degree of precision at this time. To the extent that we incur increased compliance costs related to climate change that are material and separately quantifiable in future years, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such increased costs in our future Commission filings.
8.If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for the last three fiscal years and amounts budgeted for future periods in your response.
Response: In fiscal year 2021 (and in prior fiscal years), Oceaneering did not purchase or sell any carbon credits or offsets. Currently, Oceaneering has not included amounts for the purchase or sale of carbon credits or offsets in its 2022 annual operating budget and does not anticipate doing so in future periods. To the extent in any future fiscal year or fiscal quarter thereof our purchases or sales of carbon credits or offsets are material to our business, financial condition or results of operations, we will provide appropriate disclosure in accordance with applicable legal requirements regarding such transactions.
* * * * *
If you have any questions with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Very truly yours,

OCEANEERING INTERNATIONAL, INC.

By: /S/ ALAN R. CURTIS
Alan R. Curtis
Senior Vice President and Chief Financial Officer